EXHIBIT 12.2

DUKE REALTY LIMITED PARTNERSHIP

EARNINGS TO DEBT SERVICE CALCULATIONS

(in thousands, except ratios)

Three Months Ended March 31, 2007

Net income from continuing operations, less preferred distributions	$20,466
Interest expense (excludes amortization of deferred financing fees)	42,992
Earnings before debt service	$63,458

Interest expense (excludes amortization of deferred financing fees)	$42,992
Recurring principal amortization	2,662
Total debt service	$45,654

Ratio of earnings to debt service	1.39